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CUSIP No. 004317 10 5                 13D                 Page  1  of  3  Pages
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

Roddy Pearce
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 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
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 (3) SEC Use Only

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 (4) Source of Funds*
     N/A
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
     USA
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             240,433
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               -0-
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     240,433
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
     16.15% based on 1,489,116 shares outstanding on May 1, 2000.
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(14) Type of Reporting Person*
     IN
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                    *SEE INSTRUCTION BEFORE FILLING OUT!


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                                                                    Page 2 of 3

ITEM 1. SECURITY AND ISSUER

    The title of the class of equity securities to which this statement on
Schedule 13D ("Statement") relates is the common stock $.01 par value, of ACCESS ANYTIME BANCORP, INC. ("Issuer"), 801 Pile Street, Clovis, NM 88101.

ITEM 2. IDENTITY AND BACKGROUND

(a) NAME:  Roddy Pearce
(b) BUSINESS ADDRESS: PO Box 1569, 801 Pile Street, Clovis, NM 88101
(c) PRINCIPAL OCCUPATION:  Banking/Accounting
(d) NO
(e) NO
(f) USA

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    240,000 shares were purchased by a leveraged ESOP with an ESOP loan in the amount of $1,350,000 from The Frost National Bank, San Antonio, Texas. The person filing this statement is the sole member of the ESOP Committee which controls voting of the unallocated ESOP shares (i.e., shares which have not been allocated to participants). All of the 240,000 shares are currently unallocated.

    In addition, 433 shares in the ESOP were previously allocated to the reporting person.

ITEM 4. PURPOSE OF TRANSACTION

    The reporting person is the sole member of the ESOP Committee which controls voting of the unallocated shares in the ESOP and is therefore deemed to be the beneficial owner. The reporting person has no dispositive power over such unallocated shares. The purpose of the overall plan transaction is the funding of a leveraged ESOP for employees of the issuer and its subsidiary.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    Please refer to Cover Page.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

    The 240,000 shares are unallocated shares held in a leveraged ESOP (i.e., shares which have not been allocated to plan participants), a qualified plan under ERISA, for employees of the issuer and its subsidiary. The Trustee of the ESOP is First Financial Trust Company, Albuquerque, NM. The reporting person does not have dispositive control over these shares. The shares are pledged as security for the ESOP loan to the ESOP Trust, and the ESOP loan is guaranteed by the issuer. The lending bank is The Frost National Bank, San Antonio, Texas. The reporting person has no plans or proposals of the type described in subparagraph (a) through (j) of Item 4.

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                                                                    Page 3 of 3

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Profit Sharing and Employee Stock Ownership Plan of First Savings Bank, FS.B. (incorporated by reference from the Company's Registration Statement on Form 8-A, filed October 11, 1996, SEC File No. 001-12309)

Amendment Number One to Profit Sharing and Employee Stock Ownership Plan of First Savings Bank, F.S.B. (refiled) (incorporated by reference from the Company's Registration Statement on Form 8-A, filed October 11, 1996, SEC File No. 001-12309)

Amendment Number Two to Profit Sharing and Employee Stock Ownership Plan of First Savings Bank, F.S.B. (incorporated by reference from the Company's September 30, 1999 10-QSB, SEC File No. 0-28894)

Amendment Number Three to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK (Formerly First Savings Bank, F.S.B.) (incorporated by reference from the Company's September 30, 1999 10-QSB, SEC File No. 0-28894)

Amendment Number Four to Profit Sharing and Employee Stock Ownership Plan of FIRSTBANK (Formerly First Savings Bank, F.S.B.) (incorporated by reference from the Company's September 30, 1999 10-QSB, SEC File No. 0-28894)





Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5/10/00
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Date

/s/ Roddy Pearce
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Signature

Roddy Pearce, Vice President, Administrator
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Name/Title

    The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.